51, Sogong-ro, Jung-gu

Seoul 04632, Korea

Tel: 82.2.2125.2050

Fax: 82.0505001.0451

http://www.woorifg.com

April 21, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1394, as amended, notice is hereby provided that Woori Financial Group has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2022, which was filed with the Securities and Exchange Commission on April 21, 2023. The disclosure can be found under the heading “Item 3.D. Risk Factors-Other risks relating to our business—We engage in limited activities relating to Iran and Russia, which may result in regulatory or enforcement actions under relevant laws and regulations of the United States and other jurisdictions as a result of such activities, which may adversely affect our business and reputation” in the Annual Report on Form 20-F and is incorporated by reference herein.

Sincerely,

/s/ Hong Sung Han
Hong Sung Han
General Manager, Investor Relations Department